April 20, 2026

James G. Dempsey
Chief Executive Officer, President and Director
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

        Re: Frontier Group Holdings, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2025
            Filed February 18, 2026
            File No. 001-40304
Dear James G. Dempsey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Tony Richmond